Exhibit 99.1
DESCRIPTION OF SECURITIES
Authorized Shares
Satellogic Inc. (the “Company”) is authorized to issue an unlimited number of shares of $0.0001 par value each divided into two classes as follows: class A ordinary shares (“Class A Ordinary Shares”); and class B ordinary shares (“Class B Ordinary Shares”).
Register of Members
Under the BVI Business Companies Act, (As Revised) of the British Virgin Islands (the “BVI Act”), shares in the Company are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent Continental Stock Transfer & Trust Company. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the Company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the applicable British Virgin Islands (“BVI”) court (the “Court”) for an order that the register be rectified, and the Court may either refuse the application or order the rectification of the register, and may direct the Company to pay all costs of the application and any damages the applicant may have sustained.
Class A Ordinary Shares
The following summarizes the rights of holders of our Class A Ordinary Shares:

•	each holder of Class A Ordinary Shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	holders of Class A Ordinary Shares vote together with holders of Class B Ordinary Shares;

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the holders of our Class A Ordinary Shares are entitled to dividends and other distributions, pari passu with our Class B Ordinary Shares, as may be declared from time to time by the Company’s board of directors (the “Board”) out of funds legally available for that purpose, if any, and pursuant to the Memorandum and Articles of Association of the Company (the “Company Governing Documents”), all dividends unclaimed for six years after having been declared shall be forfeited and shall revert to the Company; and

•	upon our liquidation, dissolution or winding up, the holders of Class A Ordinary Shares will be entitled to share ratably, pari passu with our Class B Ordinary Shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.
Class B Ordinary Shares
The following summarizes the rights of holders of our Class B Ordinary Shares:

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each holder of Class B Ordinary Shares is entitled to 1.472467906 votes per share on all matters to be voted on by shareholders generally, including the election of directors (the “Class B Vote Per Share”) with the Class B Vote Per Share being subject to automatic adjustment as provided for in the manner described in the paragraph below entitled ‘Automatic Adjustment to Class B Vote Per Share’;

•	holders of Class B Ordinary Shares vote together with holders of Class A Ordinary Shares;

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the holders of our Class B Ordinary Shares are entitled to dividends and other distributions, pari passu with our Class A Ordinary Shares, as may be declared from time to time by the Board out of funds legally available for that purpose, if any, and pursuant to the Company Governing Documents, all dividends unclaimed for six years after having been declared shall be forfeited and shall revert to the Company;

•	upon our liquidation, dissolution or winding up, the holders of Class B Ordinary Shares will be entitled to share ratably, pari passu with our Class B Ordinary Shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities;

•	each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holder of such Class B Ordinary Shares at any time;

•	each Class B Ordinary Share shall automatically convert into one Class A Ordinary Share: (a) upon the expiry of the period of five years from the date that Class A Ordinary Shares (or depositary receipts therefor) are first listed or quoted on a Recognised Exchange (as defined in the BVI Act) which occurred on January 26, 2022; (b) where the holder of the Class B Ordinary Share transfers the Class B Ordinary Shares to a person other than a person who falls into to certain categories of permitted transferee specified in the Company Governing Documents; or (c) where the Class B Ordinary Share concerned is transferred to such a permitted transferee but such transferee ceases to fulfil certain criteria specified in the Company Governing Documents; and

•	each Class B Ordinary Share is subject to restrictions on its transfer by virtue of which a Class B Ordinary Share may only be transferred as permitted by the Company Governing Documents and applicable securities laws.
Automatic Adjustment to Class B Vote Per Share

•	The Class B Vote Per Share as described above is subject to automatic adjustment in the manner described in this paragraph.

•	If before the occurrence of a Cessation Event, the Liberty Warrantholder exercises any Liberty Warrants, then the Class B Vote Per Share shall be automatically increased such that the number of votes represented by all Class B Ordinary Shares is increased by the Class B Vote Ratchet, and the Class B Vote Per Share shall be increased by (i) the Class B Vote Ratchet divided by (ii) the total number of Class B Ordinary Shares then issued and outstanding. Following the occurrence of a Cessation Event, there shall be no further adjustments to the Class B Votes Per Share.

•	For the purposes of the foregoing:

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a “Cessation Event” occurs when the Liberty Subscriber and/or its Relevant Affiliates carry out a Transfer, in the aggregate with all prior Transfers of Liberty Subscriber Shares, Liberty Subscriber Warrant Shares and Class A Ordinary Shares purchased by exercise of the Liberty Advisory Fee Warrants by the Liberty Subscriber, Liberty IM and their Relevant Affiliates, to any person(s) who are not Relevant Affiliates of the Liberty Subscriber or Liberty IM economic ownership of a number of Liberty Subscriber Shares, Liberty Subscriber Warrant Shares and Class A Ordinary Shares purchased by exercise of the Liberty Advisory Fee Warrants such that the Liberty Subscriber, the Liberty IM and their Relevant Affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 Class A Ordinary Shares and the term “Cessation Event” shall be construed accordingly.

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“Class B Vote Ratchet” means, for any Liberty Warrants being exercised by a Liberty Warrantholder, a product equal to (i) the number of Class A Ordinary Shares purchased upon the exercise of Liberty Warrants by such Liberty Warrantholder, multiplied by (ii) (A) the remainder of (I) the VWAP Price, minus (II) the applicable exercise price for such Liberty Warrant, divided by (B) the VWAP Price, multiplied by (iii) (A) the number of Class B Ordinary Shares issued and outstanding as of the relevant date, divided by (B) the number of Class B Ordinary Shares issued and outstanding as of the Liberty Closing (adjusted for divisions of Shares, combinations of Shares and the like). For the avoidance of doubt, in the event any Liberty Warrants are exercised on a net settlement basis, the Class B Vote Ratchet with respect to such Liberty Warrants shall equal (i) the number of Class A Ordinary Shares being issued to the Liberty Warrantholder in respect of such exercise multiplied by (ii) (A) the number of Class B Ordinary Shares issued and outstanding as of the relevant date, divided by (B) the number of Class B Ordinary Shares issued and outstanding as of the Liberty Closing (adjusted for divisions of Shares, combinations of Shares and the like).

•	“Liberty Advisory Fee Warrants” means the warrants to purchase Class A Ordinary Shares issued to the Liberty IM as an advisory fee at the Liberty Closing pursuant to the Liberty Letter Agreement.

•	“Liberty Closing” means the date of completion of the purchase of Class A Ordinary Shares and Liberty Warrants pursuant to the Liberty Subscription Agreement.

•	“Liberty IM” means Liberty 77 Capital L.P., a Delaware limited partnership and the manager of the Liberty Subscriber.

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“Liberty Letter Agreement” means the letter agreement dated as of January 18, 2022 (as amended, modified or supplemented from time to time) between the Company, the Liberty Subscriber and the other parties thereto.

•	“Liberty Lock-Up Period” means the period commencing on the Liberty Closing and expiring on the first (1st) anniversary of the Merger Transaction Closing.

•	“Liberty Subscriber” means Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (or any Permitted Transferee which is a Related Affiliate).

•	“Liberty Subscriber Securities” means the Liberty Subscriber Shares, Liberty Warrants and the Liberty Subscriber Warrant Shares.

•	“Liberty Subscriber Shares” means the Class A Ordinary Shares purchased on the Liberty Closing pursuant to the Liberty Subscription Agreement.

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“Liberty Subscription Agreement” means the subscription agreement dated as of January 18, 2022 between Satellogic V Inc. (formerly known as CF Acquisition Corp. V), the Company and the Liberty Subscriber.

•	“Liberty Subscriber Warrant Shares” means Class A Ordinary Shares issued upon the exercise of a Liberty Warrant.

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“Liberty Warrants” means the warrants to purchase Class A Ordinary Shares subscribed for by the Liberty Subscriber pursuant to the Liberty Subscription Agreement and by the Liberty IM pursuant to the Liberty Letter Agreement.

•	“Liberty Warrantholder” means the holder of a Liberty Warrant, solely to the extent the Liberty Warrant is held by the Liberty Subscriber or a Relevant Affiliate.

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“Merger Agreement” means the agreement and plan of merger dated as of July 5, 2021 (as amended, modified or supplemented from time to time) among the Company, Satellogic V Inc. (formerly known as CF Acquisition Corp. V), Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc., and Nettar Group Inc.

•	“Merger Transactions” means the transactions contemplated by the Merger Agreement.

•	“Merger Transaction Closing” means the consummation of the Merger Transactions.

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“Permitted Transferee” means any entity to whom Liberty Subscriber or a Permitted Transferee is permitted to Transfer Liberty Subscriber Securities prior to the expiration of the Liberty Lock-Up Period.

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“Relevant Affiliate” means, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). Notwithstanding the foregoing, in relation to the Liberty Subscriber only entities that are managed by the Liberty IM or an Affiliate (as defined in the Company Governing Documents) of the Liberty IM shall be regarded as being Relevant Affiliates of the Liberty Subscriber.

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“Transfer” means: sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the United States Securities Exchange Act of 1934 (the “Exchange Act”) with respect to any relevant securities; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities; and/or publicly announce any intention to effect any transaction specified in (A) or (B) of this definition.

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“VWAP Price” means, as of any trading day during which a Warrant is exercised by Liberty Warrantholder, the volume weighted average price of a Class A Ordinary Share over the course of the 30-day period ending on the trading day immediately prior to such trading day.

By way of illustration of how the Class B Vote Per Share shall be subject to adjustment as provided for under this Clause 7.2, if the Class B Vote Per Share is 1.5, as of the Liberty Closing, there were 12,000,000 Class B Ordinary Shares issued and outstanding, as of the applicable date there are 9,000,000 Class B Ordinary Shares issued and outstanding, and (prior to the occurrence of a Cessation Event), a Liberty Warrantholder purchases 1,000,000 Class A Ordinary Shares pursuant to the exercise of Liberty Warrants with an exercise price of US$15.00 on a trading day when the VWAP Price of a Class A Ordinary Share is US$20.00, the Class B Vote Ratchet will equal (i) 1,000,000, multiplied by (ii) (A) (I) US$20.00 minus (II) US$15.00, divided by (B) US$20.00, multiplied by (iii) (A) 9,000,000 divided by (B) 12,000,000, the number of votes represented by all Class B Ordinary Shares will be increased by 187,500, and the Class B Vote Per Share will be increased by 187,500 divided by 9,000,000 (i.e. from 1.5, to 1.5020833).
For the avoidance of doubt, if the Liberty Subscriber, the Liberty IM, or any Relevant Affiliate purchases or sells Class A Ordinary Shares other than purchases in connection with the exercise of the Liberty Warrants, the Class B Vote Ratchet will not apply and there will be no change to the Class B Vote Per Share.
Changes to Rights of Shareholders
There are no specific provisions under BVI law protecting class rights from variation by the members of the Company as a whole or by the other members of the Company.
In line with what is permitted under BVI law, the Memorandum of Association of the Company provides that the rights of a class of shareholders of the Company may not be varied unless certain conditions are satisfied. Accordingly, the conditions provided in the Memorandum of Association of the Company are more significant than that required by BVI law.

Under Clause 8.1 of the Company’s Memorandum of Association all or any of the rights attached to any class of shares of the Company (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied:
(a) without the consent of the holders of the issued shares of that class where:
(i) such variation is considered by the Board not to have a material adverse effect upon such rights; or
(ii) where the Board amends and restates the Memorandum and Articles of Association of the Company in a manner that creates a new class of shares of the Company with rights and provisions ranking in priority to any existing class of shares of the Company or carrying more votes per share of the new class of shares of the Company than any existing class of shares (such new class of shares however they may be described being therein referred to as “Preference Shares”) having such rights as specified by the Board pursuant to the resolution of the Board approving the creation of such Preference Shares, and in any such resolution of the Board the Board shall agree to amend and restate the Memorandum and Articles of Association of the Company to fully set out such rights and instruct the registered agent of the Company to file the amended and restated Memorandum and Articles of association of the Company with the Registrar of Corporate Affairs in the BVI; or
(b) with the sanction of a resolution passed by the holders of the shares of the Company of that class at a separate meeting of the holders of the shares of that class where not less than two thirds of the issued shares of that class were represented and voted to pass the resolution.
The Board does not require any approval of the shareholders of the Company or any class of shareholders of the Company in respect of the creation of Preference Shares or the issuance of Preference Shares and the related amendments to the Memorandum and Articles of Association of the Company.
Where the Class B Vote Per Share can no longer be subject to automatic adjustment or further automatic adjustment pursuant to clause 7.2 of the Memorandum of Association of the Company any amendment of the Memorandum and Articles of Association of the Company to reflect the final Class B Vote Per Share following any automatic adjustment or automatic adjustments pursuant to clause 7.2 of the Memorandum of Association of the Company and to omit any provisions of the Memorandum and Articles of Association of the Company that are then redundant shall not constitute a variation of the rights attached to any class of shares of the Company.
Under clause 8.2 of the Memorandum of Association, for the purposes of a separate class meeting, unless otherwise prohibited by the rights conferred on the holders of a particular class of shares of the Company, the Board may treat two or more or all the classes of shares of the Company as forming one class of shares of the Company if the Board considers that such class of shares of the Company would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares of the Company.
Under clause 8.3 of the Memorandum of Association the rights conferred upon the holders of the shares of the Company of any class issued with preferred or other rights (shall not, unless otherwise expressly provided by the terms of issue of the shares of the Company of that class), be deemed to be varied by the creation or issue of further shares of the Company ranking pari passu therewith.
Changes in the Authorized Shares of the Company
To the extent that a change in the authorized shares of the Company requires a variation or change to the rights of holders of the shares of the Company, see “Changes to Rights of Shareholders.”
Preemption
Holders of Ordinary Shares do not have any preemptive or other rights to subscribe for additional shares pursuant to the Company Governing Documents.
Shareholders’ Meetings
The following summarizes certain relevant provisions of BVI law and the Company Governing Documents in relation to our shareholders’ meetings:

•	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable; provided that at an annual general meeting must be held each year;

•	upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders while any such request must state the proposed purpose of the meeting;

•	the directors convening a meeting must give not less than ten days’ clear notice of the proposed meeting;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders whose shares represent a majority of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting;

•	a resolution of shareholders is passed where approved by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each shareholder is entitled by the articles of association provided that a resolution of shareholders to approve an amendment to the memorandum of association or articles of association requires the affirmative vote of an absolute majority of the votes of all of the shareholders.
As permitted by BVI law, the Company Governing Documents do not permit the adoption by the shareholders of resolutions in writing. A shareholder resolution must be passed at a meeting of the shareholders.
Shareholders seeking to bring business before an annual general meeting of the Company must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.
Appointment of Directors
Directors are appointed by resolution of the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class must be as nearly equal as possible. The directors currently in office are already so designated. The first Class I Directors shall stand elected for a term expiring at the time of the election of directors at the Company’s first annual general meeting or if no directors are elected at the Company’s first annual general meeting, at the conclusion of the Company’s first annual general meeting, the first Class II Directors shall stand elected for a term expiring at the time of the election of directors at the Company’s second annual general meeting or if no directors are elected at the Company’s second annual general meeting, at the conclusion of the Company’s second annual general meeting and the first Class III Directors shall stand elected for a term expiring at the time of the election of directors at Company’s third annual general meeting or if no directors are elected at the Company’s third annual general meeting, at the conclusion of the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected by shareholder resolution for a term of office to expire at the third succeeding annual general meeting after their election. In the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the Board may be filled by the vote of a majority of the remaining directors then in office. A director may be removed from office by a resolution of the shareholders or of all the directors (other than the director who is subject to removal) for “Cause”, as defined in our Articles of Association.
Nominations of any individual for election to the Board at an annual general meeting or an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such meeting) may be made at such meeting only: (a) by or at the direction of the

Board, including by any committee or persons authorized to do so by the Board or the Company Governing Documents; or (b) by a shareholder present in person: (i) who was a shareholder both at the time of giving the notice concerned with the nomination of the appointment of the director as provided for in the Articles of Association and at the time of the meeting; (ii) is entitled to vote at the meeting; (iii) has complied with the requirements of the Articles of Association for the giving of a notice of nomination for the election of directors.
Shareholder Rights Generally
There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by BVI law or by the Memorandum and Article of Association of the Company.
The BVI Act provides for a series of remedies which may be available to shareholders. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the Company Governing Documents, the Court can issue a restraining or compliance order. Shareholders can also bring derivative, personal and representative actions under certain circumstances. Where a shareholder considers that the affairs of a company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to the shareholder, the shareholder may apply to the Court for an order in respect of such conduct.
Any shareholder of a company may apply to the Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.
The BVI Act provides that any shareholder is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger (except in certain limited circumstances); (b) a consolidation; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 per cent, or more of the shares of the company pursuant to the terms of the Act; and (e) an arrangement, if permitted by the Court.
Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the Company Governing Documents.
$8.63 Warrants
Each warrant to purchase the Company’s Class A Ordinary Shares at an exercise price of $8.63 per share (the “$8.63 Warrant”) is exercisable for one Class A Ordinary Share and only whole warrants are exercisable. The exercise price of the $8.63 Warrants is $8.63 per share, subject to adjustment as described in the Warrant Agreement, dated January 28, 2021, by and between Satellogic V Inc. (formerly known as CF Acquisition Corp. V) and Continental Stock Transfer & Trust Company as warrant against (the “$8.63 Warrant Agreement”), as applicable. A $8.63 Warrant may be exercised only during the period commencing on the date that is 30 days after the Merger Transaction Closing, and terminating at 5:00 p.m., New York City time on the date that is five (5) years after the date of the Merger Transaction Closing, (y) the liquidation of the Company or (z) the redemption date as provided in Section 6.1 of the $8.63 Warrant Agreement. Redemptions of warrants for cash pursuant to the $8.63 Warrant Agreement, once the $8.63 Warrants become exercisable and prior to their expiration, may be redeemed (i) in an amount not less than all of the outstanding $8.63 Warrants, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $13.50 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. Management has the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the $8.63 Warrant Agreement. The $8.63 Warrants may not be redeemed for so long as they are held by CFAC Holdings V, LLC or its permitted transferees.
The exercise price of the $8.63 Warrants, when issued, was $11.50. On April 1, 2022, the Company informed Continental Stock Transfer & Trust Company (“Continental”) that pursuant to Section 4.3.2 of the $8.63 Warrant Agreement as modified and assumed by the Assignment, Assumption and Amendment Agreement dated as of

January 25, 2022 by and among Satellogic V Inc. (formerly known as CF Acquisition Corp V), the Company and Continental that the Warrant Price (as defined in the $8.63 Warrant Agreement) with respect to the $8.63 Warrants issued and outstanding under the $8.63 Warrant Agreement will be adjusted from $11.50 to $8.63 and the Redemption Price (as defined in the $8.63 Warrant Agreement) of the $8.63 Warrants will be adjusted from $18.00 to $13.50.
As of April 25, 2022, there were 27,297,969 $8.63 Warrants outstanding.
The foregoing description of the $8.63 Warrants is qualified in its entirety by reference to the full text of the $8.63 Warrant Agreement, filed hereto as Exhibit 2.5 as modified by the Assumption Agreement, filed hereto as Exhibit 2.6.